CE Franklin Ltd.

Interim Consolidated Balance Sheets - Unaudited

	June 30	December 31
(in thousands of Canadian dollars)	2010	2009
Assets

Current assets
Cash	962	-
Accounts receivable	61,706	67,443
Inventories	95,321	102,669
Other	2,093	4,960
	160,082	175,072

Property and equipment	9,807	10,517
Goodwill	20,570	20,570
Future income taxes (note 5)	1,428	1,457
Other	270	339
	192,157	207,955

Liabilities

Current liabilities
Bank operating loan (note 6)	-	26,549
Accounts payable and accrued liabilities	47,319	38,489
	47,319	65,038

Long term debt	290	290
	47,609	65,328

Shareholders* Equity
Capital stock	22,637	23,284
Contributed surplus	17,908	17,184
Retained earnings	104,003	102,159
	144,548	142,627
	192,157	207,955

 See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Operations - Unaudited

	Three months ended			Six months ended

(in thousands of Canadian dollars except shares and per share amounts)	June 30	June 30	December 31	December 31	June 30	June 30
	2010	2009	2009	2008	2010	2009

Sales	99,905	109,125	437,027	547,429	221,784	249,865
Cost of sales	84,335	91,630	360,370	439,760	186,554	206,002
Gross profit	15,570	17,495	76,657	107,669	35,230	43,863

Other expenses
Selling, general and administrative expenses	14,700	15,782	64,226	71,587	30,304	32,642
Amortization	618	586	2,535	2,367	1,235	1,141
Interest expense	191	154	915	1,031	431	347
Foreign exchange (gain)/loss	161	(30)	37	242	85	(29)
	15,670	16,492	67,713	75,227	32,055	34,101

Income (loss) before income taxes	(100)	1,003	8,944	32,442	3,175	9,762

Income tax expense (recovery) (note 5)
Current	61	529	2,894	10,474	1,076	3064
Future	(59)	(153)	(258)	221	(6)	69
	2	376	2,636	10,695	1,070	3,133

Net income (loss) and comprehensive income (loss)	(102)	627	6,308	21,747	2,105	6,629

Net income (loss) per share (note 4)
Basic	(0.01)	0.04	0.36	1.19	0.12	0.37
Diluted	(0.01)	0.03	0.35	1.17	0.12	0.36

Weighted average number of shares outstanding (000's)
Basic	17,514	17,707	17,750	18,255	17,546	17,871
Diluted (note 4(e))	17,785	18,151	17,953	18,561	17,818	18,189

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Cash Flow - Unaudited

	Three months ended		Six months ended
	June 30	June 30	June 30	June 30
(in thousands of Canadian dollars)	2010	2009	2010	2009

Cash flows from operating activities
Net income for the period	(102)	627	2,105	6,629
Items not affecting cash -
Amortization	618	586	1,235	1,141
Future income tax expense (recovery)	(59)	(153)	(6)	69
Stock based compensation expense	418	676	792	983
Other	189	(75)	113	(74)
	1,064	1,661	4,239	8,748
Net change in non-cash working capital balances
related to operations -
Accounts receivable	13,144	33,529	5,737	43,395
Inventories	(5,442)	6,669	7,348	11,559
Other current assets	(731)	(255)	1,966	7,747
Accounts payable and accrued liabilities	(4,682)	(15,983)	9,099	(45,368)
Income taxes payable / receivable	(62)	(565)	948	(4,190)
	3,291	25,056	29,337	21,891

Cash flows (used in)/ from financing activities
Decrease in bank operating loan	(1,078)	(14,887)	(26,549)	(9,680)
Issuance of capital stock- Stock options exercised	19	48	19	166
Settlement of share unit obligations	(178)	-	(178)	-
Purchase of capital stock through normal course issuer bid	(131)	(881)	(326)	(2,266)
Purchase of capital stock in trust for Share Unit Plans	(634)	(141)	(883)	(394)
	(2,002)	(15,861)	(27,917)	(12,174)

Cash flows used in investing activities
Purchase of property and equipment	(327)	(1,070)	(458)	(1,592)
Business acquisition (note 2)	-	(8,125)	-	(8,125)
Proceeds from disposition	0	-	0	-
	(327)	(9,195)	(458)	(9,717)

Change in cash and cash equivalents during the period	962	-	962	-

Cash and cash equivalents at the beginning of the period	-	-	-	-

Cash and cash equivalents at the end of the period	962	-	962	-

Cash paid during the period for:
Interest	191	154	431	347
Income taxes	240	1,094	240	7,254

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Interim Consolidated Statements of Changes in Shareholders’ Equity - Unaudited

(in thousands of Canadian dollars and number of shares)	Capital Stock
	Number of Shares	$		Contributed Surplus		Retained Earnings		Shareholders' Equity

Balance - December 31, 2008	18,094	22,498		18,835		97,990		139,323

Normal Course Issuer Bid (note 4 (d))	(455)	(595)		-		(1,671)		(2,266)
Stock based compensation (notes 4 (a) and (b))	-	-		983		-		983
Stock options excercised (note 4 (a))	55	248		(82)		-		166
Purchase of shares in trust for Share Unit Plans (note 4 (c))	(75)	(394)		-		-		(394)
Share Units exercised (note 4 (b))	53	980		(980)		-		-
Net income	-	-		-		6,629		6,629
Balance - June 30, 2009	17,672	22,737		18,756	0	102,948		144,441

Balance - December 31, 2009	17,581	23,284		17,184		102,159		142,627
Normal Course Issuer Bid (note 4 (d))	(49)	(65)		-		(261)		(326)
Stock based compensation (notes 4 (a) and (b))	-	-		1,183		-		1,183
Purchase of shares in trust for Share Unit Plans (note 4 (c))	(129)	(883)		-		-		(883)
Share Units exercised (note 4 (b))	38	281		(281)		-		-
Options exercised from treasury	3	20		-				20
Deferred stock unit exercise	-	-		(178)				(178)
Net income	-	-		-		2,105		2,105
Balance - June 30, 2010	17,444	22,637	-	17,908	-	104,003	-	144,548

See accompanying notes to these interim consolidated financial statements.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

(tabular amounts in thousands of Canadian dollars, except share and per share amounts)

Note 1 - Accounting Policies

These interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada applied on a consistent basis with CE Franklin Ltd’s (the “Company”) annual consolidated financial statements for the year ended December 31, 2009.  These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and the notes thereto for the year ended December 31, 2009, but do not include all disclosures required by Generally Accepted Accounting Principles (GAAP) for annual financial statements.

Recent Canadian GAAP pronouncements include CICA section 1582- Business Combinations, CICA section 1601 – Consolidated Financial Statements and CICA section 1602 – Non- Controlling interests. The overall objective of the standards issued is to update the standards pertaining to business combinations and allow convergence with International Financial Reporting Standards by January 1, 2011. The adoption of these standards is expected to have no impact on the Company.

These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods presented. All such adjustments are of a normal recurring nature.

The Company’s sales typically peak in the first quarter when oil and gas drilling activity is at its highest levels. Sales then seasonally decline through the second and third quarters, rising again in the fourth quarter when preparation for the next drilling season commences. Similarly, net working capital levels are typically at seasonally high levels at the end of the first quarter, declining in the second and third quarters, and then rising again in the fourth quarter.

Note 2- Business Combinations

On June 1st 2009, the Company acquired the net assets of a western Canadian oilfield equipment distributor, for total consideration of $11.3 million, after $0.7 million post closing adjustments related principally to inventory reductions.

Using the purchase method of accounting for acquisitions, the Company consolidated the assets from the acquisition and allocated the consideration paid as follows:

Cash consideration paid	11,286

Net assets acquired:
Inventory	10,462
Property, equipment and other	824
11,286

Note 3 – Inventory

Inventories consisting primarily of goods purchased for resale are valued at the lower of average cost or net realizable value. Inventory net realizable value expense was recognized in the three and six months period ending June 30, 2010 of $305,000 and $610,000 respectively (2009 – nil and $945,000 respectively). As at June 30, 2010 and December 31, 2009, the Company had recorded inventory valuation reserves of $5.6 million and $6.3 million respectively.

During the three and six months ended June 30, 2010, inventory valuation reserves of $0.2 million and $0.4 million respectively were reversed.

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

Note 4 – Share Data

At June 30, 2010, the Company had 17.4 million common shares, 1.2 million stock options and 0.6 million share units outstanding.

a)

Stock options

Option activity for each of the six month periods ended June 30 was as follows:

000's	2010	2009

Outstanding at January 1	1,195	1,294
Granted	-	-
Exercised	(15)	(55)
Forfeited	(7)	(33)
Outstanding at June 30	1,173	1,206

Exercisable at June 30	870	757

There were no options granted during the three and six month periods ended June 30, 2010 and June 30, 2009.

During the quarter ended September 30, 2009, the Company modified its stock option plan to include a cash settlement mechanism. As a result, the Company’s stock option obligations are now classified as current obligations (subject to vesting) based on the positive difference between the Company’s closing stock price at period end and the underlying option exercise price. As at June 30, 2010, the Company’s accrued stock option liability was $1,642,000. As the stock option obligations are now recorded as a liability on the Company’s balance sheet, stock options are no longer included in the calculation of the diluted number of shares outstanding (note 4(e)).

Stock option compensation expense recorded in the three and six month period ended June 30, 2010 was $117,000 (2009 - $177,000) and $171,000 (2009 - $355,000) respectively. Stock option compensation expense is included in selling, general and administrative expenses on the Consolidated Statement of Operations.

b)

Share Unit Plans

The Company has Restricted Share Unit (“RSU”), Performance Share Unit (“PSU”) and Deferred Share Unit (“DSU”) plans (collectively the “Share Unit Plans”), whereby RSU’s, PSU’s and DSU's are granted entitling the participant, at the Company's option, to receive either a common share or cash equivalent in exchange for a vested unit. RSU’s and PSU’s are granted to the Company’s officers and employees and vest one third per year over the three year period from the date of grant.  DSU’s are granted to the independent members of the Company’s Board of Directors (“Board”), vest on the date of grant, and can only be redeemed when the Director resigns from the Board. For the PSU plan, the number of units granted is dependent on the Company meeting certain return on net asset (“RONA”) performance thresholds during the year of grant. The multiplier within the plan ranges from 0% - 200% dependent on performance. Compensation expense related to the units granted is recognized over the vesting period based on the fair value of the units at the date of the grant and is recorded to contributed surplus.  The contributed surplus balance is reduced as the vested units are settled. Share Unit Plan activity for the six month periods ended June 30 was as follows:

000's	2010			Total	2009			Total
	RSU	PSU	DSU		RSU	PSU	DSU
Outstanding at January 1	223	53	98	374	161	-	70	231
Granted	139	132	29	300	176	161	28	365
Exercised	(33)	(7)	(26)	(66)	(53)	-	-	(53)
Forfeited	(3)	(1)	0	(4)	-	-	-	-
Outstanding at June 30	326	177	101	604	284	161	98	543

Exercisable at June 30	89	15	101	205	112	-	98	210

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

Share Unit Plan compensation expense recorded in the three and six month periods ended June 30, 2010, were $301,000 (2009- $501,000) and $621,000 (2009 -$628,000).

c)

The Company’s intention is to settle Share Unit Plan obligations from an independent trust established by the Company to purchase common shares of the Company on the open-market. The trust is considered to be a variable interest entity and is consolidated in the Company’s financial statements with the number and cost of shares held in trust, reported as a reduction of capital stock.  During the three and six month periods ended June 30, 2010, 92,500 and 129,300 common shares were acquired respectively, by the trust (2009 – 25,000 and 75,000) at a cost of $633,000 for the three month period and $883,000 for the six month period.

d)

Normal Course Issuer Bid (“NCIB”)

On December 23, 2009, the Company announced the renewal of the NCIB to purchase up to 880,000 common shares through the facilities of NASDAQ, representing approximately 5% of its outstanding common shares. Shares may be purchased up to December 31, 2010. As at June 30, 2010, the Company purchased 49,278 shares (2009- 454,848) at an average cost of $6.61 per share (2009- $4.98) for an aggregate cost of $326,000 (2009- $2,266,000).

e)

Reconciliation of weighted average number of diluted common shares outstanding (in 000’s)

The following table summarizes the common shares in calculating net earnings per share.

	Three Months Ended		Six Months Ended
	June 30		June 30
	2010	2009	2010	2009

Weighted average common shares outstanding- basic	17,514	17,707	17,546	17,871
Effect of Stock options (note 4(a))	-	219	-	156
Effect of Share Unit Plans	271	225	273	162
Weighted average common shares outstanding- diluted	17,785	18,151	17,818	18,189

Note 5 – Income taxes

a)

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended				Six Months Ended
	June 30				June 30
	2010	%	2009	%	2010	%	2009	%

Income (loss) before income taxes	(100)		1,003		3,175		9,762
Income taxes calculated at expected rates	(29)	2,850.0	294	29.3	905	2,850.4	2,859	29.3
Non-deductible items	28	(28.0)	(7)	(0.7)	55	1.7	158	1.6
Share based compensation	55	(55.0)	14	1.4	130	4.1	30	0.3
Adjustments on filing returns & other	(53)	52.5	75	7.5	(20)	(0.6)	86	0.9
	2.0	(2.0)	376	37.5	1,070	33.7	3,133	32.1

As at June 30, 2010 included in other current assets are income taxes receivable of $111,000 (December 31, 2009 – $1,029,000).

b)

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of future income tax assets and liabilities are as follows:

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

	June 30	December 31
	2010	2009
Assets
Property and equipment	883	852
Share based compensation	870	856
Other	126	127
	1,879	1,835
Liabilities
Goodwill and other	451	378
Net future income tax asset	1,428	1,457

The Company believes it is more likely than not that all future income tax assets will be realized.

Note 6- Capital Management

The Company’s primary source of capital is its shareholders’ equity and cash flow from operating activities before net changes in non-cash working capital balances. The Company augments these capital sources with a $60 million, revolving term bank credit facility (the “Credit Facility’) that is used to finance its net working capital and general corporate requirements. The Credit Facility was entered into on July 8, 2010 and matures in July, 2013.  Previously, the Company had a $60 million, 364 day bank operating borrowing facility.

The maximum amount available to borrow under the Credit Facility is subject to a borrowing base formula applied to accounts receivable and inventories.  Under the terms of the Credit Facility, the Company must maintain the ratio of its debt to debt-plus-equity at less than 40% (0% at June 30, 2010) and coverage of net operating free cash flow as defined in the Credit Facility agreement over interest expense for the trailing 12 month period of greater than 1.25 times (5.4 times at June 30, 2010).  The Credit Facility contains certain other covenants, which the Company is in compliance with.  In management’s opinion, the Company’s available borrowing capacity under its Credit Facility and ongoing cash flow from operations, are sufficient to resource its anticipated contractual commitments.

Note 7 – Financial Instruments and Risk Management

a)

Fair Values

The Company’s financial instruments recognized on the consolidated balance sheet consist of cash, accounts receivable, accounts payable and accrued liabilities, bank operating loan and long term debt. The fair values of these financial instruments, excluding long term debt, approximate their carrying amounts due to their short- term maturity. At June 30, 2010, the fair value of the long term debt approximated its carrying value due to its floating interest rate nature and short term maturity. There is no active market for these financial instruments.

b)

Credit Risk

A substantial portion of the Company’s accounts receivable balance is with customers in the oil and gas industry and is subject to normal industry credit risks.  The Company follows a program of credit evaluations of customers and limits the amount of credit extended when deemed necessary.

The Company maintains provisions for possible credit losses that are charged to selling, general and administrative expenses by performing an analysis of specific accounts.  Movement of the allowance for credit losses for the six months ended June 30, 2010 and June 30, 2009 was as follows:

As at June 30	2010	2009
Opening balance	2,335	2,776
Write-offs	277	680
Recoveries	(883)	(1,105)
Increase during period	35	112
Closing balance	1,764	2,463

Trade receivables outstanding greater than 90 days were 8% of total trade receivables as at June 30, 2010 (2009 – 13%).

CE Franklin Ltd.

Notes to Interim Consolidated Financial Statements – Unaudited

c)

Market Risk

The Company’s bank operating loan and long term debt bear interest based on floating rates. As a result the Company is exposed to market risk from changes in the Canadian prime interest rate which can impact borrowing costs. The Company purchases certain products in US dollars and sells such products to its customers typically priced in Canadian dollars, thus leading to accounts receivable and accounts payable balances that are subject to foreign exchange gains and losses upon translation. As a result, fluctuations in the value of the Canadian dollar relative to the US dollar can result in foreign exchange gains and losses.

d)

Risk Management

From time to time, the Company enters into foreign exchange forward contracts to manage its foreign exchange market risk by fixing the value of its liabilities and future purchase commitments. The Company’s foreign exchange risk arises principally from the settlement of United States dollar denominated net working capital balances as a result of product purchases denominated in United States dollars.  As at June 30, 2010, the Company had contracted to purchase US$8.9 million at fixed exchange rates with terms not exceeding six months. The fair market values of the contracts were nominal.

Note 8 – Related Party Transactions

Smith International Inc. (“Smith”) owns approximately 55% of the Company’s outstanding shares.  The Company is the exclusive distributor in Canada of down hole pump production equipment manufactured by Wilson Supply, a division of Smith.  Purchases of such equipment conducted in the normal course on commercial terms were as follows:

	June 30 2010	June 30 2009
Cost of sales for the three months ended	1,582	771
Cost of sales for the six months ended	3,697	2,445
Inventory	3,631	3,920
Accounts payable and accrued liabilities	601	602

The Company pays facility rental expense to an operations manager in the capacity of landlord, reflecting market based rates. For the three and six month period ended June 30, 2010, these costs totaled $181,000 and $425,000 (2009: $124,000 and $334,000).

Note 9 - Segmented reporting

The Company distributes oilfield products principally through its network of 49 branches located in western Canada to oil and gas industry customers.  Accordingly, the Company has determined that it operated through a single operating segment and geographic jurisdiction.